UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-35052

Adecoagro S.A.
(Translation of registrant’s name into English)

28, Boulevard F.W. Raiffeisen,
L-2411, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

TABLE OF CONTENTS

ITEM
1.	Press Release dated November 1, 2024 titled “Adecoagro announces declaration of cash dividends”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By:	/s/ Emilio Federico Gnecco
	Name:	Emilio Federico Gnecco
	Title:	Chief Financial Officer
Date: November 1, 2024

Adecoagro announces declaration of cash dividends

LUXEMBOURG, November 1, 2024/PRNewswire/ -- Adecoagro S.A. (NYSE: AGRO), a leading sustainable production company in South America, announced its Board of Directors has approved a cash dividend distribution of $17.5 million that represents approximately $0.1740 per share considering outstanding shares as of today, to shareholders of the Company of record at close of business on November 12, 2024, and payable on November 27, 2024.
This dividend distribution is the second of a two-tranche cash dividend payable in two installments. The first installment was paid on May 29, 2024, in an equal cash amount, resulting in an annual cash dividend of $35 million.

For questions please contact:
Victoria Cabello
IR Officer
Email: ir@adecoagro.com

About Adecoagro:
Adecoagro is a leading sustainable production company in South America. Adecoagro owns 210.4 thousand hectares of farmland and several industrial facilities spread across the most productive regions of Argentina, Brazil and Uruguay, where it produces over 2.8 million tons of agricultural products and over 1 million MWh of renewable electricity.